Exhibit 99.1

Hamilton, Bermuda
November 29, 2024

Flex LNG Ltd (“Flex LNG” or the “Company”) (NYSE/OSE: FLNG) is pleased to announce it has agreed a new Time Charter Agreement (“TC”) for Flex Constellation for 15-years. Commencement of the charter will occur during the first or second quarter of 2026 with maturity in 2041. The TC also include an extension option for the charterer until 2043.

Flex Constellation, built 2019, is a advanced 173,400 cbm LNG carrier with ME-GI two stroke propulsion and partial reliquefaction system (PRS) making her ideal for the current requirements. She is currently on a 10-month TC with a large Asian utility and asset backed LNG trader until end of first quarter 2025. The current charterer is a subsidiary of the new charterer.
As communicated in connection with our third quarter results on November 12, the existing charterer of Flex Constellation did not exercise its one-year extension option. Hence, Flex Constellation will be open for trading spot and/or short-term TC from the end of first quarter 2025 for a period of approx. 12 months before commencing this new 15-year TC.

Øystein Kalleklev, CEO of Flex LNG Management commented:
“We are pleased to announce another substantial long-term charter, this time for Flex Constellation which will be fixed for a firm period of minimum 15 years from 2026 to 2041 with possibility of extension to 2043. We really much appreciate returning customer who appreciate the service and quality level that Flex LNG delivers.
With this Time Charter, we further increase our backlog and earnings visibility with a charter rate for the new period in line with the existing charter rate for the vessel. Following this agreement, Flex LNG has in total 64 years of firm backlog which may increase to 98 years in the event charterers utilize all their extension options.
Consequently, Flex LNG is very well positioned to navigate near term market weakness with 11.2 out of our 13 ships on firm Time Charter for the next year at an average Time Charter rate of close to $80,000 per day. Additionally, we also have one ship on variable hire until minimum Q3-2025, but where the charterer has the option to extend this variable hire to 2030. Hence, close to 90 per cent of our income days for 2025 is already covered with backlog stretching all the way into 2041.”

Please find the updated contract overview attached.

For further information, please contact:
Media contact: Mr. Øystein Kalleklev, Chief Executive Officer of Flex LNG Management
Investor and Analyst contact: Mr. Knut Traaholt, Chief Financial Officer of Flex LNG Management
Telephone: +47 23 11 40 00
Email: ir@flexlng.com

This information constitutes inside information pursuant to article 7 in the EU Market Abuse Regulation, was published by Petter Eng, Senior Vice President Finance, on the date and at the time indicated above, and is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.